Form 6-K
No. (2)
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of      September 2006,
Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)
S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)
Date: September 19, 2006	By /s/ Richard S. Pietch

PRESS RELEASE	Stockholm, September 19, 2006 Page 1 of 1

Dates for publication of financial reports from Electrolux in 2007
February 14 Consolidated results for 2006
April 16 Annual General Meeting
April 26 Interim report January — March
July 17 Interim report for the period January — June
October 22 Interim report for the period January — September
For further information contact Investor Relations and Financial Information on
+46 8 738 60 03.
About the Electrolux Group Electrolux is a global leader in home appliances and appliances for professional use, selling more than 40 million products to customers in 150 countries every year. The company focuses on innovations that are thoughtfully designed, based on extensive consumer insight, to meet the real needs of consumers and professionals. Electrolux products include refrigerators, dishwashers, washing machines, vacuum cleaners and cookers sold under esteemed brands such as Electrolux, AEG-Electrolux, Zanussi, Eureka and Frigidaire. In 2005, Electrolux had sales of SEK 100 billion and 57,000 employees. For more information, visit http://www.electrolux.com/ir.